UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.

 (Translation of registrant's name into English)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F    ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 EXHIBIT INDEX

Exhibit	Description
99.1	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED SEPTEMBER 30, 2013
99.2	CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: October 30, 2013	By:	/s/ Bill Larkin
Bill Larkin Chief Financial Officer